Exhibit 99.1

Titan Medical Announces Achievement of $10 Million Technical Milestone Under Medtronic Development and License Agreement

TORONTO--(BUSINESS WIRE)--October 26, 2020--Titan Medical Inc. (“Titan” or the “Company”) (TSX: TMD) (Nasdaq: TMDI), a medical device company focused on the design and development of surgical technologies for robotic single access surgery, announced today that it has completed the first technical milestone under the development and license agreement with Medtronic plc (“Medtronic”) (NYSE: MDT), and is due to receive a U.S. $10 million payment.

The development and license agreement provides for the development of robotic assisted surgical technologies for use by both Titan and Medtronic in their respective businesses. Titan will receive a series of payments totaling up to U.S. $31 million for Medtronic’s license to such technologies, as technology milestones are completed and verified. The U.S. $10 million payment for completion of the first technical milestone represents the first of these payments.

Titan previously announced on June 11, 2020, the completion of a non-technical financial milestone pursuant to the development agreement, with the satisfactory raising of U.S. $18 million of capital.

“Over the past four months, our technical teams have put in tremendous effort, working tirelessly to ensure that we delivered as promised and on time,” David McNally, President and Chief Executive Officer of Titan. “This is a testament to the technical depth of our teams and the cultivation of the great relationships Titan has developed in the robotic surgical space.”

For clarity, these agreements are between Medtronic and Titan Medical Inc. Titan Medical is not affiliated with Titan Spine, which Medtronic acquired in 2019.

About Titan

Titan Medical Inc., a medical device company headquartered in Toronto, is focused on developing robotic assisted technologies for application in single access surgery. The Enos™ system, by Titan Medical, is being developed to become the new standard of care in robotic single access surgery with dual 3D and 2D high-definition vision systems, multi-articulating instruments, and an ergonomic surgeon workstation. With the Enos system, Titan intends to initially pursue gynecologic surgical indications.

Certain of Titan’s robotic assisted surgical technologies and related intellectual property have been licensed to Medtronic plc, while retaining world-wide rights to commercialize the technologies for use with the Enos system.

Enos™ is a trademark of Titan Medical Inc.

For more information, visit www.titanmedicalinc.com.

Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of applicable Canadian and U.S. securities laws. Such statements reflect the current expectations of management of the Company’s future growth, results of operations, performance and business prospects and opportunities. Wherever possible, words such as “may”, “would”, “could”, “will”, “anticipate”, “believe”, “plan”, “expect”, “intend”, “estimate”, “potential for” and similar expressions have been used to identify these forward-looking statements, including references to: the Company’s focus on the design and development of surgical technologies for robotic single access surgery; the fact that the Company is due to receive the U.S. $10 million payment from Medtronic; the development and license agreement providing for the development of robotic assisted surgical technologies for use by both Titan and Medtronic; the possibility that Titan will receive payments totalling up to U.S. $31 million; the Company being focused on developing robotic assisted technologies for application in single access surgery; the Enos system being developed to become the new standard of care in robotic single access surgery with dual 3D and 2D high-definition vision systems, multi-articulating instruments, and an ergonomic surgeon workstation; the Company’s intention to initially pursue gynecologic surgical indications. These statements reflect management’s current beliefs with respect to future events and are based on information currently available to management. Forward-looking statements involve significant risks, uncertainties and assumptions. Many factors could cause the Company’s actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, without limitation, those listed in the “Risk Factors” section of the Company’s Annual Report on Form 20F dated March 30, 2020 (which may be viewed at www.sedar.com and at www.sec.gov). Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results, performance, or achievements may vary materially from those expressed or implied by the forward-looking statements contained in this news release. These factors should be considered carefully, and prospective investors should not place undue reliance on the forward-looking statements. Although the forward-looking statements contained in the news release are based upon what management currently believes to be reasonable assumptions, the Company cannot assure prospective investors that actual results, performance or achievements will be consistent with these forward-looking statements. Except as required by law, the Company expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.

Contacts

Monique L. Delorme
Chief Financial Officer
+1-416-548-7522
investors@titanmedicalinc.com